Sub-Item 77I

The following class was created during the period covered by the N-SAR:

Eagle Shares for JPMorgan Prime Money Market Fund and JPMorgan Tax Free Money Market Fund.  This class is described in the prospectuses for the Eagle Shares and also in the materials described in Item 77Q1(a) and (d).